UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C106
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,202,476(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,202,476(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,476(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Parent Holding Company)

(1) Includes 900,000 Shares issuable upon the exercise of options which are exercisable within 60 days.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Common Stock (the “Shares”) of BJ’s Restaurants, Inc., a corporation organized under the laws of the State of California (the “Issuer”) with its principal executive offices at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.
Item 2. Identity and Background.

(a)            This Schedule 13D is being filed on behalf of Fund 1 Investments, LLC (the “Reporting Person”). The securities reported herein are held for the benefit of private investment vehicles (the “Funds”) for which Pleasant Lake Partners LLC serves as investment adviser (the “Investment Adviser”). The Reporting Person serves as managing member of the Investment Adviser. Jonathan Lennon serves as managing member of the Reporting Person. Each of the Reporting Person, the Investment Adviser and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.
(b)            The business address of the Reporting Person is 100 Carr 115 Unit 1900, Rincon, Puerto Rico 00677.
(c)            See Item 2(a).
(d, e)            During the past five years, the Reporting Person has not been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            Delaware.
Item 3. Source and Amount of Funds or Other Consideration.
The total amount of funds used by the Reporting Person to make all purchases of Shares beneficially owned by the Reporting Person, as reported in Item 5(a,b) was $35,737,250.99 (excluding $10,911,462.82 notional value of the Cash-Settled Swap (as defined in Item 6, below)). The source of funds for purchases of Shares by the Reporting Person is the working capital of the Funds.
Item 4. Purpose of Transaction
The Reporting Person acquired the securities of the Issuer based on the Reporting Person’s belief that such securities, when purchased, were trading below the Reporting Person’s estimate of fair value and represented an attractive investment opportunity.
The Reporting Person believes that there are both operational and strategic opportunities to maximize stockholder value at the Issuer and may choose to engage in discussions with the Issuer’s management and Board of Directors (the “Board”), or others (including other stockholders), regarding matters related to the Issuer. The Reporting Person, after its most recent conversations with management and subsequent diligence, is unconvinced that a standalone strategy would produce the best results for stockholders generally. The Reporting Person also believes that operational challenges, such as bringing the cost structure of the Issuer more in line with its casual dining peers, have been inadequately addressed despite years of investor attention. As such, it believes that now is an opportune time to explore strategic alternatives, and that the Issuer would be attractive and highly accretive to multiple viable buyers if the process were well managed. The Reporting Person has, as a result, determined to file this Schedule 13D, in part to encourage the Board to pursue such opportunities diligently.

The Reporting Person may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the Issuer’s operations, Board structure and composition, capital structure, capital allocation policy, and potential business combinations or strategic transactions involving the Issuer, including transactions in which the Reporting Person may seek to participate and potentially engage in (including with other third parties). The Reporting Person may communicate with the Issuer’s management and Board, or others (including other stockholders), regarding a broad range of matters relating to the Issuer and the Reporting Person’s investment in the Issuer and may exchange information with any such persons pursuant to confidentiality or other applicable agreements.
The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and operating performance, the price level of the Shares, retail industry dynamics, conditions in the securities markets and general macroeconomic factors, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as its deems appropriate including, without limitation, any action referenced above, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, entering into any other derivative transactions with respect to the Shares, or changing its intention with respect to any and all matters referred to in this Item 4. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its plans with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)            The aggregate percentage of Shares reported owned by the Reporting Person is based upon 23,236,999 Shares outstanding as of November 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2023.
As of the close of business on the date hereof, the Reporting Person beneficially owned 2,202,476 Shares (including 900,000 Shares issuable upon the exercise of options which are exercisable within 60 days, constituting approximately 9.5% of all of the outstanding Shares).
(b)            The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,202,476 Shares held by the Funds.
(c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) Pleasant Lake Onshore Feeder Fund, LP has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Shares referenced above, as of the date hereof, the Reporting Person has entered into a cash-settled swap (the “Cash-Settled Swap”) with an unaffiliated third-party financial institution that references 328,832 Shares (representing economic exposure comparable to approximately 1.4% of the outstanding Shares). The Cash-Settled Swap can only be settled in cash and does not permit settlement in the form of Shares. The Cash-Settled Swap does not give the Reporting Person, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Shares referenced by the Cash-Settled Swap, nor does it require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.
Item 7. Material to be filed as Exhibits
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: January 18, 2024

FUND 1 INVESTMENT, LLC

By:	/s/ Benjamin C. Cable
Benjamin C. Cable Chief Operating Officer

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Person During the Past 60 Days:
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[1]	Number of Shares Bought/(Sold) or Underlying Options

11/20/2023	BUY	Common Stock	$30.8824	12,500
11/21/2023	BUY	Common Stock	$30.7169	43,197
11/22/2023	BUY	Common Stock	$30.8837	42,000
11/24/2023	BUY	Common Stock	$30.8333	17,500
11/27/2023	BUY	Common Stock	$30.3861	30,600
11/28/2023	BUY	Common Stock	$30.0302	18,900
11/29/2023	BUY	Common Stock	$30.5316	25,000
11/30/2023	BUY	Common Stock	$30.2176	18,653
11/30/2023	BUY	Common Stock	$30.2090	20,000
11/30/2023	SELL	Common Stock	$30.1400	(35,000)
12/01/2023	BUY	Common Stock	$30.6739	3,000
12/04/2023	BUY	Common Stock	$31.3000	6,000
12/05/2023	BUY	Common Stock	$31.1361	3,000
12/07/2023	BUY	Common Stock	$32.6747	7,500
12/07/2023	BUY	Common Stock	$32.5000	500
12/07/2023	SELL	Common Stock	$32.9500	(37,000)
12/08/2023	BUY	Common Stock	$32.8200	1,000
12/11/2023	BUY	Common Stock	$32.1632	3,500
12/12/2023	BUY	Common Stock	$31.7474	25,000
12/29/2023	BUY	Common Stock	$36.8256	3,000
12/29/2023	SELL	Common Stock	$36.5400	(1,000)
12/29/2023	SELL	Common Stock	$36.2987	(3,860)
01/02/2024	BUY	Common Stock	$35.6473	5,500
01/02/2024	SELL	Common Stock	$35.1100	(500,000)
01/03/2024	BUY	Common Stock	$33.2533	41,100
01/04/2024	BUY	Common Stock	$32.6692	8,500
01/05/2024	BUY	Common Stock	$32.4747	17,960
01/08/2024	BUY	Common Stock	$33.1036	4,000
01/09/2024	BUY	Common Stock	$32.9149	44,771
01/10/2024	BUY	Common Stock	$32.7500	2,000
01/10/2024	BUY	Common Stock	$32.8281	7,600
01/11/2024	BUY	Common Stock	$32.3249	25,000
01/11/2024	BUY	Common Stock	$32.7814	4,500
01/11/2024	BUY	Common Stock	$31.9952	62,115
01/12/2024	BUY	Common Stock	$32.3874	20,000
01/12/2024	BUY	Common Stock	$31.8720	59,500
01/16/2024	BUY	Common Stock	$31.4445	25,000
01/17/2024	BUY	Common Stock	$30.5453	55,500

1 Excluding any brokerage fees.